Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*
Mineralys Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
603170101
(CUSIP Number)
February 14, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[     ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603170101	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons BioDiscovery 6 FPCI
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,865,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,865,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,865,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person OO

CUSIP No. 603170101	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Andera Partners
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,865,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,865,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,865,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person OO

CUSIP No. 603170101	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Raphaël Wisniewski
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,865,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,865,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,865,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person IN

CUSIP No. 603170101	Schedule 13G	Page 4 of 8

1	Names of Reporting Persons Laurent Tourtois
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,865,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,865,976
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,865,976
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person IN

CUSIP No. 603170101	Schedule 13G	Page 5 of 8
ITEM 1. (a)Name of Issuer:
Mineralys Therapeutics, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:
150 N. Radnor Chester Road, Suite F200
Radnor, Pennsylvania 19087
ITEM 2. (a)Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:
BioDiscovery 6 FPCI
Andera Partners
Raphaël Wisniewski
Laurent Tourtois
(b)Address or Principal Business Office:
The principal business address of each of the Reporting Persons is 2 Place Rio de Janeiro – 75008 Paris (France).
(c)Citizenship of each Reporting Person is:
BioDiscovery 6 FPCI is organized under the laws of France. Andera Partners is organized under the laws of France. Raphaël Wisniewski is a citizen of France. Laurent Tourtois is a citizen of France.
(d)Title of Class of Securities:
Common stock, par value $0.0001 per share (“Common Stock”).
(e)CUSIP Number:
603170101
ITEM 3.
Not applicable.

ITEM 4.Ownership
(a-c)
The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 40,856,653

CUSIP No. 603170101	Schedule 13G	Page 6 of 8
shares of Common Stock outstanding as of February 14, 2023, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
BioDiscovery 6 FPCI	2,865,976	7.0%	0	2,865,976	0	2,865,976
Andera Partners	2,865,976	7.0%	0	2,865,976	0	2,865,976
Raphaël Wisniewski	2,865,976	7.0%	0	2,865,976	0	2,865,976
Laurent Tourtois	2,865,976	7.0%	0	2,865,976	0	2,865,976
BioDiscovery 6 FPCI is the record holder of the shares of Common Stock reported herein. Voting and dispositive decisions with respect to the securities held by BioDiscovery 6 FPCI are made by its management company, Andera Partners. The managing partners of Andera Partners consist of Raphaël Wisniewski and Laurent Tourtois. As a result, each of the Reporting Persons may be deemed to beneficially own the securities held by BioDiscovery 6 FPCI.
ITEM 5.Ownership of Five Percent or Less of a Class.
Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
Not applicable.
ITEM 9.Notice of Dissolution of Group.
Not applicable.
ITEM 10.Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 603170101	Schedule 13G	Page 7 of 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 24, 2023

BioDiscovery 6 FPCI
By: Andera Partners, its management company

		By:	/s/ Raphaël Wisniewski
		Name:	Raphaël Wisniewski
		Title:	Managing Partner

Andera Partners

		By:	/s/ Raphaël Wisniewski
		Name:	Raphaël Wisniewski
		Title:	Managing Partner

Raphaël Wisniewski

/s/ Raphaël Wisniewski

Laurent Tourtois

/s/ Laurent Tourtois

CUSIP No. 603170101	Schedule 13G	Page 8 of 8
LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.